Exhibit (a)(5)(v)

World Headquarters
15350 Vickery Drive
Houston, TX 77032
Elijio Serrano
Chief Financial Officer
281-618-3665
NEWS RELEASE

FOR IMMEDIATE RELEASE
Tuesday, October 4, 2005
EGL, Inc. Announces Final Results of its
Share Repurchase Tender Offer
Houston, Texas — October 4, 2005 — EGL, Inc. (Nasdaq — EAGL) today announced the final results of its modified “Dutch Auction” self-tender offer to purchase up to 9,615,000 shares of its common stock. The tender offer expired at 5:00 p.m., New York City time, on Wednesday, September 28, 2005.
Based on the final count by the depositary for the tender offer, an aggregate of 8,085,958 shares were properly tendered and not withdrawn at or below a price of $26.00. Because shareholders tendered less than 9,615,000 shares, there was no proration of tendered shares. As a result, EGL has accepted for purchase and will promptly pay approximately $210.2 million for all 8,085,958 shares at a purchase price of $26.00 per share. Any shares received in the tender offer that were not tendered properly will be returned promptly to the tendering shareholders.
The shares purchase by EGL pursuant to the tender offer represent approximately 17.1% of EGL’s shares outstanding as of August 24, 2005. After these shares are purchased, 39,209,972 shares will remain outstanding.

Houston-based EGL, Inc. operates under the name EGL Eagle Global Logistics. EGL is a leading global transportation, supply chain management and information services company dedicated to providing superior flexibility and fewer shipping restrictions on a price competitive basis. With 2004 revenues exceeding $2.7 billion, EGL’s services include air and ocean freight forwarding, customs brokerage, local pickup and delivery service, materials management, warehousing, trade facilitation and procurement, and integrated logistics and supply chain management services. EGL’s shares are traded on the NASDAQ National Market under the symbol “EAGL”.

CAUTIONARY STATEMENTS
The statements in this press release regarding the tender offer, its results, effect on any purchase of stock, the company’s or management’s intentions, beliefs or expectations, or that otherwise speak to future events, are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties including, but not limited to, general economic conditions, risks associated with operating in international markets, the results of litigation, the timing and effects of any improvements in the regions and industry sectors in which the Company’s customers operate, ability to manage and continue growth, competition, ability to renegotiate customer contracts and other factors detailed in EGL’s 2004 Form 10-K and Schedule TO, each as amended and other filings with the Securities and Exchange Commission. If one or more of these risks or uncertainties materialize (or the consequences of such a development worsen), or if underlying assumptions prove incorrect, actual outcomes may vary materially from those forecasted or expected. EGL disclaims any intention or obligation to update publicly or revise such statements, whether as a result of new information, future events or otherwise.